UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Blue Coat Systems, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

126946102

(CUSIP Number)

Ivy B. Dodes
Credit Suisse First Boston
11 Madison Avenue
New York, New York 10010
(212) 325-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 126946102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit, excluding Asset Management.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) X

6.	Citizenship or Place of Organization Switzerland

Number of	7.	Sole Voting Power See Item 5
Shares
Beneficially	8.	Shared Voting Power See Item 5
Owned by
Each	9.	Sole Dispositive Power See Item 5
Reporting
Person	10.	Shared Dispositive Power See Item 5
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) See Item 5

14.	Type of Reporting Person (See Instructions)

BK, HC

Item 1. Security and Issuer

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, $0.0001 par value per share (the “Common Stock”), of Blue Coat Systems, Inc., a Delaware corporation (the “Issuer”), with its principal executive office at 650 Almanor Avenue, Sunnyvale, California 94085.

Item 2. Identity and Background

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse First Boston (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the “CSFB business unit”) excluding Asset Management (as defined below) (the “Reporting Person”). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management (“Asset Management”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

     The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. (“CSFBI”), a Delaware corporation. The address of CSFBI’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

     CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), a Delaware corporation and holding company. Credit Suisse First Boston LLC (“CSFB LLC”), a Delaware limited liability company, is a registered broker-dealer that effects trades in many companies, including the Issuer. CSFB LLC is the successor company of Credit Suisse First Boston Corporation (“CSFBC”), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC. CSFB-USA is the sole member of CSFB LLC. The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

     CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

     CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of Common Stock of the Issuer to which this Statement relates and such shares are not reported in this Statement. CSG expressly disclaims beneficial ownership of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Common Stock beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

     Sprout Capital IX, L.P. (“Sprout IX”) and Sprout Entrepreneurs Fund, L.P. (“Sprout Entrepreneurs”) are Delaware limited partnerships which make investments for long term appreciation.

     DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly-owned subsidiary of CSFB-USA, acts as a venture capital partnership management company. DLJCC is also the general partner of Sprout Entrepreneurs and the managing general partner of Sprout IX and, as such, is responsible for their day-to-day management. DLJCC makes all of the investment decisions on behalf of Sprout IX and Sprout Entrepreneurs. Sprout IX, Sprout Entrepreneurs and DLJCC are collectively referred to as the “Purchasing Entities”.

     Jay Shiveley is an employee of CSFB LLC. The Reporting Person expressly disclaims beneficial ownership of the securities held by Mr. Shiveley.

     DLJ Associates IX, L.P. (“Associates IX”), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX. DLJ Capital Associates IX, Inc. (“DLJCA IX”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates IX.

     The Purchasing Entities, Associates IX and DLJCA IX are collectively referred to as the “CSFB Entities.”

     The Reporting Person, CSFBI, CSFB-USA and CSFB LLC may be deemed for purposes of this Statement to beneficially own shares of Common Stock held in client accounts with respect to which CSFB LLC or its employees have voting or investment discretion, or both (“Managed Accounts”). The Reporting Person, CSFBI, CSFB-USA and CSFB LLC disclaim beneficial ownership of shares of Common Stock held in Managed Accounts. The Reporting Person, CSFBI, CSFB-USA and CSFB LLC may also be deemed, for purposes of this Statement, to beneficially own from time to time shares of Common Stock acquired in ordinary course trading activities by CSFB LLC.

     The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC and those CSFB Entities that are corporations are set forth on Schedules A-1 through A-8 attached hereto, each of which is incorporated by reference herein.

     Except as otherwise provided herein, during the past (5) years none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-8 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA was then the sole stockholder of CSFBC.

     CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the Firm a portion of the profits

(between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

Under the terms of the coordinated settlement:

•	CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•	CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

     In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

     The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

     Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

Item 3. Source and Amount of Funds or Other Consideration

     On September 18, 2003, under the terms of a $13 million private placement of Common Stock by the Issuer (the “PIPE Transaction”), the Purchasing Entities and Mr. Shiveley purchased an aggregate of 1,311,807 newly issued shares of Common Stock at a purchase price of $9.91 per share.

     In the PIPE Transaction, Sprout IX purchased 1,283,875 shares of Common Stock; Sprout Entrepreneurs purchased 5,060 shares of Common Stock; DLJCC purchased 2,690 shares of Common Stock; and Mr. Shiveley purchased 20,182 shares of Common Stock. The securities were purchased pursuant to a Common Stock Purchase

Agreement, dated September 18, 2003 (the “Purchase Agreement”), among the Issuer, the Purchasing Entities and Mr. Shiveley, a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference.

     As of September 18, 2003, the Reporting Person, CSFBI and CSFB-USA may be deemed to beneficially own, through the Purchasing Entities an aggregate of 1,291,625 shares of Common Stock. In addition, as of such date, the Reporting Person, CSFBI and CSFB-USA may be deemed to beneficially own 600 shares acquired in ordinary course trading activities. Schedule B attached hereto reflects all such transactions effected by CSFB LLC during the sixty days prior to and including September 18, 2003, all of which were effected in the ordinary course of business. The aggregate consideration (exclusive of commissions) for the ordinary course trading purchases during this period was $268,111.

     The funds used by the Purchasing Entities that are limited partnerships to purchase the Common Stock described above were obtained by such entities from capital contributions by their partners and from the available funds of such entities. The funds used by DLJCC to purchase the Common Stock were obtained from working capital of DLJCC and its affiliates. The funds for ordinary course trading purchases came from working capital of CSFB LLC. The funds used to purchase Common Stock for Managed Accounts came from client funds.

Item 4. Purpose of Transaction

     The Purchasing Entities purchased the Common Stock for general investment purposes. The Purchasing Entities retain the right to change their investment intent.

     The Reporting Person intends to review from time to time the Issuer’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Person may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares of Common Stock or other securities through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares of Common Stock or other securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

     Except as set forth herein or attached hereto, none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-8 attached hereto, have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a)  Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2003, there were 8,975,145 shares of Common Stock outstanding as of August 31, 2003.

     As of September 18, 2003, Sprout IX beneficially owns, and Associates IX, as its general partner, and DLJCA IX, as the controlling entity of Associates IX, may be deemed to beneficially own, an aggregate of 1,283,875 shares of Common Stock.

     As of September 18, 2003, Sprout Entrepreneurs beneficially owns an aggregate of 5,060 shares of Common Stock.

     As of September 18, 2003, DLJCC (i) directly beneficially owns an aggregate of 2,690 shares of Common Stock, and (ii) as the managing general partner of Sprout IX and the general partner of Sprout Entrepreneurs, may be deemed to beneficially own an additional 1,288,935 shares of Common Stock, which represents in the aggregate approximately 12.6% of the outstanding Common Stock.

     As of September 18, 2003, Mr. Shiveley directly beneficially owns an aggregate of 20,182 shares of Common Stock. The Reporting Person expressly disclaims beneficial ownership of the securities held by Mr. Shiveley.

     As of September 18, 2003, the Reporting Person, CSFBI and CSFB-USA may be deemed to beneficially own an aggregate of 1,292,225 shares of Common Stock, which represents approximately 12.6% of the outstanding Common Stock, including (i) 1,291,625 shares beneficially owned by the Purchasing Entities as described above, and (ii) 600 shares acquired by CSFB LLC in ordinary course trading activities.

     To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC or any of the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-8 attached hereto, beneficially owns any Common Stock.

     (b)  There is shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, as to all shares of Common Stock referenced in paragraph 5(a).

     To the best knowledge of the Reporting Person and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-8 attached hereto, has effected any transactions in the Common Stock during the past 60 days.

     (c)  Schedule B, which is incorporated herein by reference, sets forth the transactions in the Common Stock which have been effected by CSFB LLC during the period beginning 60 days prior to September 18, 2003, all of which were effected in the Nasdaq Stock Market and accomplished in the ordinary course of business for the Reporting Person’s own benefit or for the benefit of Managed Accounts.

     (d)  Except for clients of CSFB LLC who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock held in Managed Accounts, no other person is known by the Reporting Person to have such right or power with respect to shares of Common Stock beneficially owned by the Reporting Person, CSFBI, CSFB-USA, CSFB LLC or the CSFB Entities.

     (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     In connection with the PIPE Transaction, the Purchasing Entities, Mr. Shiveley and the Issuer entered into the Purchase Agreement, which provided, among other things, a covenant by the Issuer agreeing to (i) use its commercially reasonable efforts to cause its Common Stock to continue to be registered under Section 12(b) or 12(g) of the Exchange Act for so long as any of the Common Stock is outstanding and (ii) use its commercially reasonable efforts to continue the listing or trading of its Common Stock on Nasdaq or on a national securities exchange (as defined in the Exchange Act) for so long as any of the Common Stock is outstanding. The Purchase Agreement also contains customary other provisions, including customary representations and warranties.

     In connection with the PIPE Transaction, the Purchasing Entities also entered into a Registration Rights Agreement, dated September 18, 2003 (the “Registration Rights Agreement”), among the Issuer, Mr. Shiveley and the Purchasing Entities. The Registration Rights Agreement provides, among other things, that if the Issuer proposes to register any of its stock or other securities under the Securities Act of 1933, as amended, in connection with the public offering of such securities, the Issuer shall, at such time, give the holders of the Common Stock purchased pursuant to the Purchase Agreement (the “Registrable Securities”) written notice of such registration, and upon the written request of each holder of the Registrable Securities, the Company shall use all commercially reasonable efforts to cause to be registered under the Securities Act of 1933, as amended, all of the Registrable Securities that such holder requests to be registered. All expenses incurred by the Issuer in connection with the registrations (other than any underwriting discounts and commissions and fees of any counsel for the selling holders) will be borne by the Issuer. The Registration Rights Agreement also contains customary cross-indemnification obligations.

     The foregoing descriptions of, and references to, the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the applicable documents filed as Exhibits 1 and 2 hereto, respectively.

     Except for the agreements described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Common Stock Purchase Agreement, dated September 18, 2003, among the Issuer, the Purchasing Entities and Mr. Shiveley (previously filed with the SEC as Exhibit 10.1 to, and incorporated herein by reference from, the Issuer’s Current Report on Form 8-K, filed on September 22, 2003).

Exhibit 2	Registration Rights Agreement, dated September 18, 2003, among the Issuer, the Purchasing Entities and Mr. Shiveley (previously filed with the SEC as Exhibit 10.2 to, and incorporated herein by reference from, the Issuer’s Current Report on Form 8-K, filed on September 22, 2003).

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT SUISSE FIRST BOSTON, acting solely on behalf of the Credit Suisse First Boston business unit, excluding Asset Management

Date: September 26, 2003	By:	/s/ IVY B. DODES

	Name:	Ivy B. Dodes

	Title:	Managing Director

SCHEDULE A-1

EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue	Chief Executive Officer, Chairman	United States
New York, NY 10010
USA

Christopher Carter	Eleven Madison Avenue	Chairman of Europe	Great Britain
New York, NY 10010
USA

Brady W. Dougan	Eleven Madison Avenue	Co-President, Institutional Securities	United States
New York, NY 10010
USA

Stephen R. Volk	Eleven Madison Avenue	Chairman of CSFB	United States
New York, NY 10010
USA

Thomas R. Nides	Eleven Madison Avenue	Chief Administrative Officer	United States
New York, NY 10010
USA

Hector W. Sants	One Cabot Square	Chief Executive Officer and Assistant	Great Britain
	London, England	Vice Chairman of European Region

Richard E. Thornburgh	Eleven Madison Avenue	Chief Risk Officer of Credit Suisse	United States
	New York, NY 10010	Group
USA

Adebayo Ogunlesi	Eleven Madison Avenue	Global Head of Investment Banking	Nigeria
New York, NY 10010
USA

Eileen K. Murray	Eleven Madison Avenue	Head of Global Technology, Operations	United States
	New York, NY 10010	and Product Control
USA

Brian Finn	Eleven Madison Avenue	Member of CSFB Office of the Chairman	United States
New York, NY 10010
USA

Name	Business Address	Title	Citizenship

Gary G. Lynch	Eleven Madison Avenue	Global General Counsel and Vice	United States
	New York, NY 10010	Chairman to Oversee Research and
	USA	Legal and Compliance Departments

Paul Calello	Eleven Madison Avenue	Chairman and Chief Executive Officer	United States
	New York, NY 10010	of the Asia-Pacific Region
USA

Michael Clark	Eleven Madison Avenue	Co-Head of the Equity Division	United States
New York, NY 10010
USA

Bennett J. Goodman	Eleven Madison Avenue	Chairman of Merchant Banking and	United States
	New York, NY 10010	Leverage Finance
USA

James P. Healy	Eleven Madison Avenue	Co-Head of the Fixed Income Division	United States
New York, NY 10010
USA

James E. Kreitman	Eleven Madison Avenue	Co-Head of the Equity Division	United States
New York, NY 10010
USA

Jeffrey M. Peek	Eleven Madison Avenue	Vice Chairman and Head of Financial	United States
	New York, NY 10010	Services Division
USA

Jerry Wood	Eleven Madison Avenue	Co-Head of the Fixed Income Division	United States
New York, NY 10010
USA

Barbara A. Yastine	Eleven Madison Avenue	Chief Financial Officer	United States
New York, NY 10010
USA

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue	President, Chief Executive Officer and	United States
	New York, NY 10010	Board Member
USA

Stephen R. Volk	Eleven Madison Avenue	Board Member	United States
New York, NY 10010
USA

Adebayo O. Ogunlesi	Eleven Madison Avenue	Managing Director	Nigeria
New York, NY 10010
USA

Brady W. Dougan	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

Carlos Onis	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

D. Wilson Ervin	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

David C. Fisher	Eleven Madison Avenue	Managing Director, Chief Accounting	United States
	New York, NY 10010	Officer and Controller
USA

David C. O’Leary	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

Gary G. Lynch	Eleven Madison Avenue	Managing Director and General	United States
	New York, NY 10010	Counsel
USA

Jeffrey M. Peek	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

Name	Business Address	Title	Citizenship

Jeffrey H. Salzman	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

Lewis H. Wirshba	Eleven Madison Avenue	Managing Director and Treasurer	United States
New York, NY 10010
USA

Neil Moskowitz	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

Neil Radey	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

Robert C. O’Brien	Eleven Madison Avenue	Managing Director and Chief Credit	United States
	New York, NY 10010	Officer
USA

Eileen K. Murray	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue	President, Chief Executive Officer and	United States
	New York, NY 10010	Board Member
USA

Stephen R. Volk	Eleven Madison Avenue	Managing Director and Board Member	United States
New York, NY 10010
USA

Adebayo O. Ogunlesi	Eleven Madison Avenue	Board Member, Managing Director	Nigeria
	New York, NY 10010	and Head Global Investment Banking
USA

Eileen K. Murray	Eleven Madison Avenue	Board Member and Managing Director	United States
New York, NY 10010
USA

Brady W. Dougan	Eleven Madison Avenue	Head of the Securities Division and	United States
	New York, NY 10010	Board Member
USA

Jeffrey M. Peek	Eleven Madison Avenue	Board Member and Managing Director,	United States
	New York, NY 10010	Head of Financial Services Division
USA

Andrew B. Federbusch	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

Barbara A. Yastine	Eleven Madison Avenue	Board Member	United States
New York, NY 10010
USA

Brian D. Finn	Eleven Madison Avenue	Board Member	United States
New York, NY 10010
USA

Name	Business Address	Title	Citizenship

Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Head of Private Client Services/Pershing	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk Management	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Luther L. Terry, Jr.	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Chief Credit Officer	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON LLC

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Member of the Board of Managers	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managers	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Member of the Board of Managers	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Member of the Board of Managers	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Frank J. DeCongelio	Eleven Madison Avenue New York, NY 10010 USA	Head of Operations	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON PRIVATE EQUITY,
INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Lawrence M.v.D. Schloss	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chief Executive Officer	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer	United States

Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Controller	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer—Funds Management	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION II

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation II. The business address of DLJ LBO Plans Management Corporation II is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Lawrence M.v.D. Schloss	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chairman	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Senior Vice President and Controller	United States

Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Assistant Secretary	United States

James D. Allen	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Matthew C. Kelly	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Arthur S. Zuckerman	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Keith B. Geeslin	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Chairman and Managing Director	United States

Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States

Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Alexander Rosen	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States

Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Kathleen LaPorte	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Philippe Chambon	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Stephen M. Diamond	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES IX, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Associates IX, Inc. The business address of DLJ Capital Associates IX, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Keith Geeslin	Eleven Madison Avenue	President and Board Member	United States
New York, NY 10010
USA

Robert Finzi	Eleven Madison Avenue	Vice President and Board Member	United States
New York, NY 10010
USA

Philippe Chambon	Eleven Madison Avenue	Vice President	France
New York, NY 10010
USA

George R. Hornig	Eleven Madison Avenue	Board Member	United States
New York, NY 10010
USA

Craig L. Slutzkin	Eleven Madison Avenue	Vice President	United States
New York, NY 10010
USA

Raymond M. Disco	Eleven Madison Avenue	Vice President and Director of Taxes	United States
New York, NY 10010
USA

Thomas Prevost	Eleven Madison Avenue	Vice President and Director of Taxes	United States
New York, NY 10010
USA

SCHEDULE B

BLUE COAT SYSTEMS, INC.
Common Stock Cusip No. 126946102

Purchases	Sales	Security Description	Price ($)	Trade Date	Booking Entity

	1,400	Common Stock	7.075	AUG 26 2003	CSFB AG, ZURICH
100		Common Stock	7.670	AUG 27 2003	CSFB LLC
140		Common Stock	7.670	AUG 27 2003	CSFB LLC
100		Common Stock	7.680	AUG 27 2003	CSFB LLC
10		Common Stock	7.680	AUG 27 2003	CSFB LLC
170		Common Stock	7.700	AUG 27 2003	CSFB LLC
130		Common Stock	7.700	AUG 27 2003	CSFB LLC
400		Common Stock	7.780	AUG 27 2003	CSFB LLC
200		Common Stock	7.789	AUG 27 2003	CSFB LLC
30		Common Stock	7.700	AUG 27 2003	CSFB LLC
300		Common Stock	7.790	AUG 27 2003	CSFB LLC
600		Common Stock	7.790	AUG 27 2003	CSFB LLC
400		Common Stock	7.749	AUG 27 2003	CSFB LLC
100		Common Stock	7.790	AUG 27 2003	CSFB LLC
200		Common Stock	7.790	AUG 27 2003	CSFB LLC
100		Common Stock	7.750	AUG 27 2003	CSFB LLC
200		Common Stock	7.750	AUG 27 2003	CSFB LLC
200		Common Stock	7.749	AUG 27 2003	CSFB LLC
300		Common Stock	7.749	AUG 27 2003	CSFB LLC
100		Common Stock	7.809	AUG 27 2003	CSFB LLC
100		Common Stock	7.750	AUG 27 2003	CSFB LLC
100		Common Stock	7.790	AUG 27 2003	CSFB LLC
200		Common Stock	7.809	AUG 27 2003	CSFB LLC

Purchases	Sales	Security Description	Price ($)	Trade Date	Booking Entity

100		Common Stock	7.790	AUG 27 2003	CSFB LLC
200		Common Stock	7.790	AUG 27 2003	CSFB LLC
200		Common Stock	7.790	AUG 27 2003	CSFB LLC
200		Common Stock	7.780	AUG 27 2003	CSFB LLC
10		Common Stock	7.800	AUG 27 2003	CSFB LLC
100		Common Stock	7.800	AUG 27 2003	CSFB LLC
50		Common Stock	7.800	AUG 27 2003	CSFB LLC
100		Common Stock	7.800	AUG 27 2003	CSFB LLC
40		Common Stock	7.800	AUG 27 2003	CSFB LLC
200		Common Stock	7.680	AUG 27 2003	CSFB LLC
700		Common Stock	7.700	AUG 27 2003	CSFB LLC
90		Common Stock	7.690	AUG 27 2003	CSFB LLC
	8,300	Common Stock	7.757	AUG 27 2003	CSFB LLC
200		Common Stock	7.770	AUG 27 2003	CSFB LLC
200		Common Stock	7.770	AUG 27 2003	CSFB LLC
100		Common Stock	7.790	AUG 27 2003	CSFB LLC
200		Common Stock	7.770	AUG 27 2003	CSFB LLC
100		Common Stock	7.670	AUG 27 2003	CSFB LLC
100		Common Stock	7.670	AUG 27 2003	CSFB LLC
300		Common Stock	7.750	AUG 27 2003	CSFB LLC
200		Common Stock	7.790	AUG 27 2003	CSFB LLC
200		Common Stock	7.749	AUG 27 2003	CSFB LLC
100		Common Stock	7.790	AUG 27 2003	CSFB LLC
200		Common Stock	7.790	AUG 27 2003	CSFB LLC
100		Common Stock	7.790	AUG 27 2003	CSFB LLC
100		Common Stock	7.790	AUG 27 2003	CSFB LLC

Purchases	Sales	Security Description	Price ($)	Trade Date	Booking Entity

30		Common Stock	7.650	AUG 27 2003	CSFB LLC
8,300		Common Stock	7.809	AUG 28 2003	CSFB LLC
100		Common Stock	7.850	AUG 28 2003	CSFB LLC
300		Common Stock	7.850	AUG 28 2003	CSFB LLC
100		Common Stock	7.710	AUG 28 2003	CSFB LLC
500		Common Stock	7.850	AUG 28 2003	CSFB LLC
200		Common Stock	7.850	AUG 28 2003	CSFB LLC
100		Common Stock	7.720	AUG 28 2003	CSFB LLC
100		Common Stock	7.720	AUG 28 2003	CSFB LLC
300		Common Stock	7.800	AUG 28 2003	CSFB LLC
	6,700	Common Stock	7.737	AUG 28 2003	CSFB LLC
300		Common Stock	7.700	AUG 28 2003	CSFB LLC
100		Common Stock	7.710	AUG 28 2003	CSFB LLC
200		Common Stock	7.700	AUG 28 2003	CSFB LLC
200		Common Stock	7.709	AUG 28 2003	CSFB LLC
200		Common Stock	7.709	AUG 28 2003	CSFB LLC
100		Common Stock	7.710	AUG 28 2003	CSFB LLC
	8,300	Common Stock	7.757	AUG 27 2003	CSFB LLC
200		Common Stock	7.720	AUG 28 2003	CSFB LLC
100		Common Stock	7.720	AUG 28 2003	CSFB LLC
100		Common Stock	7.750	AUG 28 2003	CSFB LLC
500		Common Stock	7.650	AUG 28 2003	CSFB LLC
100		Common Stock	7.730	AUG 28 2003	CSFB LLC
100		Common Stock	7.730	AUG 28 2003	CSFB LLC
300		Common Stock	7.750	AUG 28 2003	CSFB LLC
300		Common Stock	7.689	AUG 28 2003	CSFB LLC

Purchases	Sales	Security Description	Price ($)	Trade Date	Booking Entity

100		Common Stock	7.690	AUG 28 2003	CSFB LLC
100		Common Stock	7.850	AUG 28 2003	CSFB LLC
300		Common Stock	7.840	AUG 28 2003	CSFB LLC
300		Common Stock	7.730	AUG 28 2003	CSFB LLC
300		Common Stock	7.700	AUG 28 2003	CSFB LLC
500		Common Stock	7.650	AUG 28 2003	CSFB LLC
300		Common Stock	7.650	AUG 28 2003	CSFB LLC
100		Common Stock	7.740	AUG 28 2003	CSFB LLC
100		Common Stock	7.740	AUG 28 2003	CSFB LLC
100		Common Stock	7.740	AUG 28 2003	CSFB LLC
	100	Common Stock	8.050	AUG 28 2003	CSFB LLC
100		Common Stock	7.830	AUG 28 2003	CSFB LLC
	100	Common Stock	8.000	AUG 28 2003	CSFB LLC
6,600		Common Stock	7.840	AUG 29 2003	CSFB LLC
	100	Common Stock	8.100	AUG 29 2003	CSFB LLC
	100	Common Stock	8.100	SEP 02 2003	CSFB LLC
1,501		Common Stock	8.006	SEP 03 2003	CSFB LLC
	100	Common Stock	8.010	SEP 03 2003	CSFB LLC
	100	Common Stock	8.020	SEP 03 2003	CSFB LLC
	100	Common Stock	8.000	SEP 03 2003	CSFB LLC
	100	Common Stock	8.000	SEP 03 2003	CSFB LLC
	1	Common Stock	8.010	SEP 03 2003	CSFB LLC
	100	Common Stock	8.000	SEP 03 2003	CSFB LLC
	100	Common Stock	8.000	SEP 03 2003	CSFB LLC
	100	Common Stock	8.029	SEP 03 2003	CSFB LLC
	200	Common Stock	8.000	SEP 03 2003	CSFB LLC

Purchases	Sales	Security Description	Price ($)	Trade Date	Booking Entity

	100	Common Stock	8.000	SEP 03 2003	CSFB LLC
	100	Common Stock	8.000	SEP 03 2003	CSFB LLC
	100	Common Stock	8.000	SEP 03 2003	CSFB LLC
	100	Common Stock	8.010	SEP 03 2003	CSFB LLC
	100	Common Stock	8.010	SEP 03 2003	CSFB LLC
	100	Common Stock	8.010	SEP 03 2003	CSFB LLC
	100	Common Stock	8.100	SEP 08 2003	CSFB LLC
	100	Common Stock	8.010	SEP 09 2003	CSFB LLC
	100	Common Stock	8.010	SEP 09 2003	CSFB LLC
	100	Common Stock	8.010	SEP 10 2003	CSFB LLC
	200	Common Stock	8.180	SEP 11 2003	CSFB LLC
	200	Common Stock	8.180	SEP 12 2003	CSFB LLC
	100	Common Stock	8.480	SEP 12 2003	CSFB LLC
	800	Common Stock	9.320	SEP 12 2003	CSFB LLC
	900	Common Stock	8.480	SEP 15 2003	CSFB LLC
500		Common Stock	10.010	SEP 15 2003	CSFB LLC
	200	Common Stock	10.030	SEP 15 2003	CSFB LLC
160		Common Stock	9.984	SEP 15 2003	CSFB LLC
100		Common Stock	10.020	SEP 15 2003	CSFB LLC
300		Common Stock	10.073	SEP 15 2003	CSFB LLC
860		Common Stock	10.020	SEP 16 2003	CSFB LLC
300		Common Stock	9.980	SEP 16 2003	CSFB LLC
	100	Common Stock	9.960	SEP 16 2003	CSFB LLC
100		Common Stock	9.970	SEP 16 2003	CSFB LLC